UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(C) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Monroe Capital Corporation

Address of Principal Business Office:	155 North Wacker Drive, 35th Floor Chicago, Illinois 60606

Telephone Number (including area code):	(312) 258-8300

File Number under the Securities Exchange Act of 1934:	814-00866

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

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☐	A.
The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.
The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.
The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.
The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On April 14, 2026, pursuant to the Agreement and Plan of Merger, dated as of August 7, 2025 (the “Merger Agreement”), by and among Monroe Capital Corporation (the “Company”), Horizon Technology Finance Corporation (“HRZN”), HMMS, Inc., Monroe Capital BDC Advisors, LLC, and Horizon Technology Finance Management LLC, the Company merged, in a multi-step process, with and into HRZN, with HRZN as the surviving corporation, at which time the separate corporate existence of the Company ended. HRZN is incorporated in Delaware and has elected to be regulated as a business development company under Section 54(a) of the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, HRZN, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

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SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Farmington and State of Connecticut on the 14th day of April, 2026.
Monroe Capital Corporation, by Horizon Technology Finance Corporation, as its successor by merger

By: /s/ Michael P. Balkin
Name: Michael P. Balkin Title: Chief Executive Officer
Attest: /s/ Daniel R. Trolio
Name: Daniel R. Trolio
Title: Chief Financial Officer and Treasurer